Exhibit 99.1

Renren Announces Results of Cash Dividend and Private Placement

BEIJING, China—June 15, 2018—Renren Inc. (NYSE: RENN) (“Renren”), which operates a social networking service (SNS) business, used car business and SaaS business, today announced the results of the cash dividend and private placement previously announced on April 30, 2018.

Renren will pay a cash dividend of US$0.6125 per ordinary share of Renren, or US$9.1875 per ADS, to all shareholders of Renren as of 5:00 p.m. Eastern time on June 14, 2018, other than those shareholders who have waived the cash dividend in connection with the private placement. The aggregate amount of the cash dividend payable by Renren to all the eligible shareholders will be approximately US$134.3 million. The cash dividend will be paid as soon as practicable after the closing of the private placement.

The private placement conducted by Renren’s wholly owned subsidiary Oak Pacific Investment (“OPI”) is scheduled to close on June 21, 2018. OPI will issue a total of 816,261,781 ordinary shares to those shareholders of Renren as of 5:00 p.m. Eastern time on June 14, 2018 who validly waived the cash dividend in connection with the private placement. Renren’s share in OPI will be redeemed by OPI on the closing date and Renren will no longer have any ownership interest in OPI.

OPI has sent an e-mail message to all of those shareholders of Renren who will receive shares of OPI in the private placement, to confirm that their waiver and acceptance was successful and to provide them with contact information for OPI.

For more information on how the disposition of OPI will affect Renren, please see the amended and restated offering circular dated May 14, 2018 and the pro forma financial statements dated May 14, 2018, both which have been furnished to the SEC on Form 6-K and are available on the SEC’s website at www.sec.gov.

Because the payment of the dividend represents more than 25% of the stock price on the announcement date, the New York Stock Exchange (“NYSE”) determined that Renren’s ADSs would trade with “due-bills” representing an assignment of the right to receive the cash dividend from the day prior to the record date through the payment date. The ADSs will not trade ex-dividend until the first business day after the June 21, 2018 payment date. Shareholders who sell their ADSs on or before the payment date will not be entitled to receive the cash dividend.

Due-bills obligate a seller of shares to deliver the dividend payable on such shares to the buyer. The due-bill obligations are settled customarily between the brokers representing the buyers and sellers of the shares. Renren has no obligation for either the amount of the due-bill or the processing of the due-bill. Buyers and sellers of Renren’s ADSs should consult their broker before trading to be sure they understand the effect of the NYSE’s due-bill procedures.

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About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used car business and SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

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